Oriental Culture Holding LTD.

February 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Brian Fetterolf

Jennifer López Molina

Re:	Oriental Culture Holding LTD.
Registration Statement on Form F-3 Filed January 28, 2022 File No. 333-262398

Dear Mr. Fetterolf and Ms. López Molina:

Oriental Culture Holding LTD. (“OCG” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated February 8, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on January 28, 2022.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Registration Statement on Form F-3 filed January 28, 2022

Prospectus Cover Page

1.	We note your disclosure that you “are a Cayman Islands holding company without material operations and [y]our business is conducted by [y]our subsidiaries in Hong Kong and variable interest entity (“VIE”) and its subsidiaries in China and this structure involves unique risks to investors.” In addition, please:

●	Disclose prominently on the prospectus cover page that you are not a Chinese operating company and that your business is conducted through contractual arrangements with a variable interest entity (“VIE”) (emphasis added). If true, disclose that these contracts have not been tested in court.

Response: We has revised our disclosure to provide that we are not a Chinese operating company and that our business in China is conducted through contractual arrangements with a variable interest entity (“VIE”) on cover page. In addition, these VIE agreements have not been truly tested in the courts in China.

●	Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

Response: We has revised our disclosure to explain the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where the business of our operating companies in China might be prohibited or restricted for foreign investment now or in the future on cover page.

●	Disclose that investors may never hold equity interests in the Chinese operating company (emphasis added), as we note that your disclosure only states that “[i]nvestors of [y]our ordinary shares will not own any equity interests in [y]our VIE” (emphasis added).

Response: We has revised our disclosure to include that investors may never hold equity interests in our Chinese operating companies on cover page.

●	Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure (emphasis added), which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. In this regard, we note your disclosure only discusses the results regarding “[a]ny change in foreign investment regulations, and other policies in China or related enforcement actions by China government.”

Response: We has revised our disclosure to include that the Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless on cover page.

●	Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. In this regard, we note your risk factor cross- reference does not refer to your risk factor discussing the risks related to the VIE structure.

Response: We has revised our disclosure to provide a cross-reference to the detailed discussion of risks that we face as a result of our VIE structure on cover page.

2.	We note your disclosure that “[a]ny change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in [y]our operations and the value of [y]our ordinary shares and could significantly limit or completely hinder our ability to offer [y]our ordinary shares to investors or cause the value of [y]our ordinary shares to significantly decline or be worthless.” Please revise your disclosure and make conforming changes throughout the prospectus to clarify that this applies to the value of the securities you are registering for sale, as we note that you are registering not only ordinary shares but also preferred shares, warrants, rights and units. Please make conforming changes in each appropriate instance throughout the prospectus. Your disclosure should also address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We have revised our disclosure and made conforming changes throughout the prospectus to clarify the risk applies to the value of the securities we are registering for sale. We also revised our disclosure to address how recent statements and regulatory actions by Chinese government have or may impact our ability to conduct our business, accept foreign investments or list on a U.S. or other foreign exchanges on cover page. We have included the risks highlighted on the cover page in the prospectus summary.

3.	We note your disclosure that “[t]he Company, we, us, our company, and our are referred to Oriental Culture Holding LTD. (“Oriental Culture”), a holding company incorporated under the laws of the Cayman Islands, its subsidiaries, VIE and the subsidiaries of VIE.” We also note your disclosure on page ii under the heading “About This Prospectus” that “all references in this prospectus to “Oriental Culture”, “OCG,” “we,” “us,” “our,” “the Company,” “the “Registrant” or similar words refer to Oriental Culture Holding LTD., together with our subsidiaries, VIE and its subsidiaries.” Please revise your disclosure to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE and ensure consistency in how you will refer to the holding company, subsidiaries and VIE when providing the disclosure throughout the document, so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity.

Response: We have revised our disclosure to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE and ensure consistency in how we will refer to the holding company, subsidiaries and VIE throughout the document. We have disclosed that we treat the VIE and its subsidiaries as our consolidated affiliated entities for accounting purposes under U.S. GAAP and not the entities in which we own equity interest on cover page.

4.	We note your disclosure that “neither any of [y]our subsidiaries or [y]our VIE has made any dividends or other distributions to [y]our holding company or any U.S. investors as of the date of this prospectus.” Please also state whether any other transfers have been made to date, whether any transfers, dividends or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors other than U.S. investors, and quantify the amounts where applicable. Please also provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: We have revised our disclosure to provide the transfer between our subsidiaries, VIE and holding company and transferred amounts. We have also disclosed how cash is transferred through our organization and disclosed our intentions to distribute earnings or settle amounts owed under the VIE agreements. We also provided cross-references to the condensed consolidating schedule and the consolidated financial statements on cover page.

Prospectus Summary, page 1

5.	We note your discussion of your VIE structure on page 1, the related risks discussed on page 2 including that such “contractual arrangements may not be as effective as direct ownership . . . ,” and the organization chart provided on page 9. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. In describing the relevant contractual agreements between the entities, please further discuss how this type of corporate structure may affect investors and the value of their investment, including that the company may incur substantial costs to enforce the terms of the arrangements.

Response: We have revised the disclosure to describe all contracts and arrangements through which we have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into our financial statements on page 10. We have also discussed how this type of corporate structure may affect investors and the value of their investment, including that the company may incur substantial costs to enforce the terms of the arrangements.

6.	We note your disclosure that the Cayman Islands holding company controls and receives “the economic benefits of the business operations of Jiangsu Yanggu through a series of contractual agreements (the “VIE Agreements”).” However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: We have revised our disclosure and refrained from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to us because of the VIE are limited to a clear description of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, our disclosure has clarified that we are the primary beneficiary of the VIE for accounting purposes and the VIE agreements have not been truly tested in a court of law in China on page 1.

7.	Please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised our disclosure to include the risks that our corporate structure and being based in or having all of the company’s operations in China and Hong Kong poses to investors on page 2 and provided cross-references to the more detailed discussion of these risks in the prospectus.

8.	We note your disclosure pertaining to required permissions from Chinese authorities on page 2. In connection therewith:

●	Your disclosure states that your VIE and its subsidiaries have received all required permissions from Chinese authorities to operate its current business in China. Please specifically disclose each permission or approval that your VIE and its subsidiaries have received.

Response: We have revised our disclosure to provide each permission or approval that our VIE and its subsidiaries have received for their operations in China on page 2.

●	Please revise your disclosure throughout this paragraph to clarify when you are discussing your VIE and its subsidiaries compared to your holding company and its subsidiaries. As example only, we note your disclosure that “[a]s our VIE and its subsidiaries provide marketing, warehouse storage and technical maintenance services in China, based on the advice of our PRC counsel, we do not believe that we are a Critical Information Infrastructure Operator . . . ” (emphasis added). In this regard, we note that your disclosure should discuss each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and that you should state whether you, your subsidiaries, or VIE are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations (emphasis added).

Response: We have revised our disclosure to clarify, other than the permits mentioned in response to question No. 6, we, our subsidiaries, or the VIE and its subsidiaries are not required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors, and that we, our subsidiaries, or VIE and its subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve our VIE’s business and operations on page 2.

●	We note your disclosure regarding the “Opinions” and the uncertainty regarding the “current PRC regulatory environment” and how this relates to whether you will be required to obtain permissions. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have revised our disclosure to include that if we, our subsidiaries, or the VIE and its subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless on page 2.

●	Ensure that your discussion applies to the securities being registered for sale pursuant to this prospectus (emphasis added), as your disclosure here only refers to your “Ordinary Shares or Preferred Shares.”

Response: We have revised our discussion so that it applies to the securities being registered for sale on page 2.

9.	We note your description of how cash is transferred through your organization under the sub-heading “Dividend Distribution.” In particular:

●	We note your disclosure states that “[y]our WFOE receives payments from Jiangsu Yanggu, pursuant to the VIE Agreements.” Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.

Response: We have revised our disclosure and provided our intentions not to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. Also, we have included a chart to provide cash flows and transfers of assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIE, and direction of transfer. No dividends or distributions has been made by a subsidiary or consolidated VIE to the holding company or by the holding company to the investors. We have also discussed tax consequences for any dividend distribution by PRC companies on page 8.

●	We note your disclosure that “[a]s of the date of this prospectus, neither WFOE or any of our subsidiaries in Hong Kong has not made any dividends or distributions to the Company, the Company has not made any dividends or distribution to the holding company, and no dividends or distributions have been made by the Company.” Please revise your disclosure to disclose whether any transfers, dividends, or distributions have been made to date. In this regard, we note your disclosure does not address “transfers.” Further, please clarify what you mean by the “Company” as compared to the “holding company,” as we note your disclosure on the cover page and page ii indicates that both references are to Oriental Culture Holding LTD.

Response: We have revised our disclosure to provide cash flows and transfers of assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIE, and direction of transfer. The Company should be the holding company and we have revised that sentence to: “[a]s of the date of this prospectus, neither the WFOE or any of our subsidiaries in Hong Kong has not made any dividends or distributions to the Company, the Company has not made any dividends or distribution to its investors.” on page 8.

●	We note your disclosure that “[c]urrent PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits…” Please also describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: We have revised our disclosure to describe any restrictions and limitations on our ability to distribute earnings from the Company, including our subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed on page 8.

10.	We note your inclusion of the selected consolidating statements of income and cash flows for the years ended December 31, 2020 and 2019 and selected balance sheet information as of December 31, 2020 and 2019 showing financial information for the Company (excluding the VIEs), the VIEs, eliminating entries and consolidated information. Please also revise such schedules to disaggregate the BVI subsidiary, Hong Kong subsidiaries and the WFOE that is the primary beneficiary of the VIE. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. We also note that any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: We have revised the disclosure to provide the financial statement of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. We have also revised the disclosure to present the intercompany amounts on a gross basis on page 9.

Risk Factors, page 11

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review, which we note you refer to on page 2 in the prospectus summary.

Response: We have revised our disclosure to explain how the oversight by CAC over data security impacts our business and our offering and to what extent we believe that we are compliant with the regulations or policies that have been issued by the CAC to date. Also, we have addressed the applicability of new regulations that became effective on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review on page 14.

“If the Chinese government determines that the contractual arrangements through which we control our VIE . . . ”, page 11

12.	Please revise your risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response: We have revised our risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the business and assets of our PRC subsidiaries or the VIE that conduct all or substantially all of our operations on page 13.

“The Chinese government exerts substantial influence over the manner in which we must conduct our business . . . ”, page 13

13.	Please revise your disclosure that such actions by the Chinese government may “cause the value of [y]our Ordinary Shares to significantly decline or be worthless” to refer to the value of the securities you are registering (emphasis added). Please make conforming changes throughout the prospectus.

Response: We have revised our disclosure and changed Ordinary Shares to the securities we are registering on page 15 and have made conforming changes throughout the prospectus.

Part II

Item 9. Exhibits, page II-1

14.	We note your reliance on the advice of your PRC counsel in certain instances throughout the prospectus. Please file your PRC counsel’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

Response: We have filed the consent of our PRC counsel as exhibit 23.3 to the Registration Statement.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Oriental Culture Holding LTD.

/s/ Yi Shao
Yi Shao
Chief Executive Officer